Skylight Health Group Inc.
Condensed Interim Consolidated Financial Statements
June 30, 2022
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Skylight Health Group Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2022 have not been reviewed by the Company's auditors.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

		June 30, 2022	December 31, 2021
		$	$
ASSETS

Current assets
Cash and cash equivalents		2,250	11,653
Trade and other receivables	Note 7	11,591	5,858
Purchase consideration receivable	Note 13	4,304	2,708
Prepaid expenses		942	862
Total current assets		19,087	21,081
Non-current
Property, plant and equipment	Note 8	1,564	766
Trade and other receivables	Note 7	1,245	1,043
Purchase consideration receivable	Note 13	1,686	3,250
Right-of-use assets	Note 9	21,203	15,695
Intangible assets	Note 10	16,801	14,873
Goodwill	Note 10	10,637	8,739
Total assets		72,223	65,447

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 11	9,266	6,687
Loan payable	Note 14	1,730	317
Purchase consideration payable	Note 6	2,950	2,951
Lease liabilities	Note 9	1,869	1,347
Total current liabilities		15,815	11,302
Non-current
Redemption liability	Note 12	419	402
Loan payable	Note 14	8,619	—
Purchase consideration payable	Note 6	—	608
Lease liabilities	Note 9	19,524	14,528
Warrant liability	Note 15	816	—
Total liabilities		45,193	26,840

SHAREHOLDERS' EQUITY
Common share capital	Note 15	62,092	61,450
Preferred share capital	Note 15	6,237	6,237
Contributed surplus		6,320	6,719
Accumulated other comprehensive income		1,828	246
Accumulated deficit		(50,247)	(36,757)
Non-controlling interests		800	712
Total shareholders' equity		27,030	38,607
Total liabilities and shareholders' equity		72,223	65,447
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Going concern (Note 2)

Subsequent events (Note 18)

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30, 2022	June 30, 2021 (Adjusted, note 13)	June 30, 2022	June 30, 2021 (Adjusted, note 13)
		$	$	$	$
Revenues
Fee for service and other revenue	Note 17	8,724	6,877	16,436	9,051
Capitated revenue	Note 17	7,353	—	7,353	—

		16,077	6,877	23,789	9,051
Cost of sales		12,106	3,067	16,392	4,041
Gross profit		3,971	3,810	7,397	5,010

Operating Expenses
Salaries and wages		4,921	3,832	10,388	5,345
Office and administration		2,267	1,513	4,434	1,892
Marketing and business development		722	612	1,150	1,466
Professional fees		904	1,376	1,950	2,000
Rent		265	86	430	87
Share-based compensation		50	361	403	1,410
Depreciation and amortization		1,507	1,136	2,890	1,652
Total operating expenses		10,636	8,916	21,645	13,852

Loss from continuing operations		(6,665)	(5,106)	(14,248)	(8,842)

Finance expenses
Foreign exchange (gain) loss		(1,314)	430	(805)	699
Change in fair value of financial liabilities		(1,084)	(26)	(1,177)	(63)
Accretion on purchase consideration payable and trade receivables		12	69	(47)	133
Interest on lease liabilities	Note 9	445	221	811	312
Interest on long-term debt		445	—	445	—
Other income	Note 14	—	—	—	(870)
Net loss from continuing operations		(5,169)	(5,800)	(13,475)	(9,053)
Net income from discontinued operations	Note 13	—	987	—	1,844
Net loss		(5,169)	(4,813)	(13,475)	(7,209)

Other comprehensive loss
Exchange difference on translation of foreign operations, net of tax		1,412	53	1,585	7
Total comprehensive loss		(3,757)	(4,760)	(11,890)	(7,202)

Net loss from continuing operations attributable to:
Shareholders of the Company		(5,290)	(5,800)	(13,560)	(9,053)
Non-controlling interests		121	—	85	—
Net loss from continuing operations		(5,169)	(5,800)	(13,475)	(9,053)

Net loss attributable to:
Shareholders of the Company		(5,290)	(4,813)	(13,560)	(7,209)
Non-controlling interests		121	—	85	—
Net loss		(5,169)	(4,813)	(13,475)	(7,209)

Net loss from continuing operations per common share		(0.13)	(0.16)	(0.34)	(0.25)
Net income from discontinued operations per common share		—	0.03	—	0.05
Basic and diluted net loss per common share		(0.13)	(0.13)	(0.34)	(0.20)
Weighted average number of common shares outstanding - basic and diluted (in 000s)		39,481	36,887	39,294	36,166

Comprehensive loss attributable to:
Shareholders of the Company		(3,884)	(4,760)	(11,978)	(7,202)
Non-controlling interests		127	—	88	—
Total comprehensive loss		(3,757)	(4,760)	(11,890)	(7,202)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

Six months ended	June 30, 2022	June 30, 2021 (Adjusted, note 13)
	$	$
Operating activities
Net loss from continuing operations	(13,475)	(9,053)
Adjustments for items not affecting cash:
Depreciation and amortization	2,890	1,652
Foreign exchange (gain) loss	(805)	558
Accretion on purchase consideration payable and loan payable	(47)	133
Interest on lease liabilities	811	312
Interest on long-term debt	445	—
Share-based compensation	403	1,410
Change in fair value of financial liabilities	(1,177)	(63)
Other income related to loan payable	—	(867)
Other income related to gain on disposal of furniture and equipment	—	(3)
Other income related to cancellation of lease	(260)	—
Changes in non-cash working capital items:
Trade and other receivables	2,916	(2,130)
Prepaid expenses	129	(411)
Accounts payable and accrued liabilities	(1,816)	1,827
Cash used in by operating activities of continuing operations	(9,986)	(6,635)
Cash provided by operating activities of discontinued operations	—	2,356
Investing activities
Purchase of furniture and equipment	(54)	(64)
Proceeds from disposal of furniture and equipment	—	4
Development of computer software	—	(146)
Purchase consideration received	316	—
Purchase consideration paid, net of cash acquired	(10,188)	(17,644)
Cash used in investing activities of continuing operations	(9,926)	(17,850)
Cash used in investing activities of discontinued operations	—	(116)
Financing activities
Dividends paid on preferred shares	(403)	—
Shares issued and to be issued, net of transaction costs	—	12,703
Proceeds from exercise of options	2	173
Proceeds from exercise of warrants	50	1,309
Principal payment of lease liabilities	(786)	(419)
Interest paid on lease liabilities	(810)	(312)
Proceeds from loan	12,053	969
Principal payments on loan	(420)	—
Cash provided by financing activities of continuing operations	9,686	14,423
Cash used in financing activities of discontinued operations	—	(234)
Net decrease in cash during the period	(10,226)	(10,062)
Effect of foreign currency on cash of continuing operations	823	(190)
Cash and cash equivalents, beginning of period	11,653	20,052
Cash and cash equivalents, end of period	2,250	9,800
Cash and cash equivalents comprised of:
Cash	2,250	11,806
Restricted cash	—	—
Cash and cash equivalents, end of period	2,250	11,806
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Number of common shares	Share Capital	Number of preferred shares	Preferred share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interests	Total shareholders’ equity
	#	$	#	$		$	$	$	$	$
Balance, December 31, 2021	39,133	61,450	275	6,237	6,719	246	(36,757)	37,895	712	38,607
Preferred shares dividends declared	—	—	—	—	—	—	(405)	(405)	—	(405)
Shares issued on acquisition (Note 15(b))	635	590	—	—	—	—	—	590	—	590
Share-based compensation (Note 15)	—	—	—	—	77	—	—	77	—	77
Exercise of warrants	50	50	—	—	(28)	—	28	50	—	50
Exercise of stock options	4	2	—	—	(1)	—	—	1	—	1
Warrants and stock options expired	—	—	—	—	(447)	—	447	—	—	—
Foreign currency translation	—	—	—	—	—	1,582	—	1,582	3	1,585
Net loss for the period	—	—	—	—	—	—	(13,560)	(13,560)	85	(13,475)
Balance, June 30, 2022	39,822	62,092	275	6,237	6,320	1,828	(50,247)	26,230	800	27,030
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (continued)
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Number of shares	Share Capital	Contributed surplus	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2020	35,070	43,454	6,888	5	450	(23,160)	27,637
Bought deal	1,970	13,793	—	—	—	—	13,793
Share issuance costs - cash	—	(1,090)	—	—	—	—	(1,090)
Shares issued on acquisition	126	794	—	—	—	—	794
Share-based compensation	—	—	1,351	—	—	—	1,351
Exercise of warrants	965	2,045	(733)	(3)	—	—	1,309
Exercise of stock options	79	277	(102)	(2)	—	—	173
Stock options expired	—	—	(28)	—	—	28	—
Foreign currency translation	—	—	—	—	7	—	7
Net loss for the period	—	—	—	—	—	(7,209)	(7,209)
Balance, June 30, 2021	38,210	59,273	7,376	—	457	(30,341)	36,765
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

SKYLIGHT HEALTH GROUP INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Expressed in thousands of Canadian dollars)
(Unaudited)

1. Nature of operations and Covid-19 pandemic

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover ("RTO") on February 27, 2019 (the "Closing Date") with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Unit 402, Mississauga, Ontario, Canada, L4W 5L1.

On January 5, 2021, the Company’s shares commenced trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021. On June 7, 2021, the Company’s shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SLHG”. In addition, effective June 7, 2021, the Company’s shares on the TSX-V began trading under the new symbol “SLHG”. On December 7, 2021, the Company closed on the underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP” (“preferred shares”).

Due to the decrease in the common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (“MJDS”). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (in accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (“FPI”) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company has not yet engaged an auditor under PCAOB standards for its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company was not able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which was due on April 30, 2022.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the quarter ended June 30, 2022, the pandemic did not have a material impact on the Company’s operations. As at June 30, 2022, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

2. Basis of presentation and going concern

Basis of presentation

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of condensed interim consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed interim

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on August 11, 2022.

Going concern
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.

As of the balance sheet date, the Company had an accumulated deficit of $50,247 and negative cash flow from continuing operations of $9,986 for the six months ended June 30, 2022. The Company has positive working capital as of the balance sheet date of $3,272 and a cash balance of $2,250. The Company has raised debt and equity financing through 2017 to 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow, however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business. The Company closed a debt facility to fund an acquisition that historically produced negative cash flow from operations. See note 14 for further details. The company has also commenced a non-brokered private placement offering of convertible debenture units at $1 per Debenture Unit for total gross proceeds of up to $2,000. The closing of the offering is expected to occur on or after August 15, 2022.

Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating positive cash flows and additional financing sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.
The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the condensed interim consolidated statements of financial position. Such differences in amounts could be material.
The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.

3. Summary of significant accounting policies

The accounting policies followed in these unaudited condensed interim consolidated financial statements are consistent with the policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020 except for the revenue policy

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
which has been expanded to include a new stream of revenue arising as a result of acquisition of NMD (refer Note 5).

Revenue recognition

Capitated revenue is derived from fees for medical services provided by the Company under capitated arrangements with health maintenance organizations’ (“HMOs”) health plans and revenue is recorded as a stand-ready obligation over time. Capitated revenue consists of revenue earned through Medicare Advantage as well as through commercial and other non-Medicare governmental programs, such as Medicaid. The Company is required to deliver primary care physician services to the enrolled member population and is responsible for medical expenses related to healthcare services required by that patient group, including services not provided by the Company. Since the Company controls the primary care physician services provided to enrolled members, the Company acts as a principal. The gross fees under these contracts are reported as revenue and the cost of provider care is included in third-party medical costs. The Company reconciles with health plans and collects plan surpluses every 30 to 120 days depending on the plan. Neither the Company nor any of its affiliates is a registered insurance company because state law in the states in which they operate does not require such registration for risk-bearing providers.

The Company groups contractual terms into one portfolio because these arrangements are similar. The Company identifies a single performance obligation to stand-ready to provide healthcare services to enrolled members. Capitated revenue is recognized in the month in which the Company is obligated to provide medical care services. The transaction price for the Medicare Advantage and Medicare Direct Contracting services provided (and other programs including Accountability Care Organizations) depends upon the pricing established by the Centers for Medicare & Medicaid (“CMS”) and includes rates that are based on the cost of medical care within a local market and the average utilization of healthcare services by the members enrolled. The transaction price is variable since the rates are risk adjusted based on health status (acuity) of members and demographic characteristics of the enrolled members. MRA revenues are estimated using the "most likely amount" methodology. The amount of variable consideration recorded in the transaction price is limited to an amount that the Company believes will not result in a significant reversal of revenue based on historical results. The risk adjustment to the transaction price is presented as the Medicare Risk Adjustment (“MRA”) within accounts receivable on the accompanying consolidated balance sheets. The fees are paid on an interim basis based on submitted enrolled member data for the previous year and are adjusted in subsequent periods after the final data is compiled by CMS. Revenue is not recorded until the price can be estimated by the Company and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendments:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

The amendments affect only the presentation of liabilities in the consolidated statements of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The effective date of the amendments to IAS is on or after January 1, 2023, earlier application is

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
permitted. The Company is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

4. Share consolidation

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in these condensed interim consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

5. Acquisitions

a) Acquisition of RCMA

On February 3, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$288 (US$225) cash paid on Closing Date.
•$139 (US$109) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137 (US$107) on the Closing Date using an effective interest rate of 10.9%. On April 27, 2021, the Company released $135 from the escrow account (US$109).
•$2,812 (US$2,200) funds held in an escrow account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released $2,750 from the escrow account (US$2,200)
•74,833 common shares in the Company valued at 10-day VWAP of $6.39 per share amounting to $478 (US$373) to be issued on the Closing Date. The amount was recognized at the fair value of the consideration amounting to $492 (US$385) on the Closing Date.
•Variable number of common shares in the Company amounting to $1,908 (US$1,493) to be issued in five equal installments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each installment date. Refer to note 15 for details on shares issued. The amount was discounted to its present value and initially recorded at $1,892 (US$1,480) on the Closing Date using an effective interest rate of 15%.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Three months ended	Year ended
	June 30, 2022	March 31, 2022	December 31, 2021

Balance, beginning of period	337	774	—
Addition	—	—	5,621
Paid in cash	—	—	(3,173)
Paid in shares	(253)	(437)	(1,588)
Accretion	(92)	5	25
Foreign exchange translation gain	8	(5)	(111)
Balance, end of period	—	337	774

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

b) Acquisition of Rocky Mountain

On April 5, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based Primary Care Clinic Group, Rocky Mountain. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Rocky Mountain’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$10,635 (US$8,491) cash paid on Closing Date.
•$2,067 (US$1,650) cash payable in three equal installments over two years from the Closing Date. The amount was discounted to its present value and initially recorded at $1,829 (US$1,460) on the Closing Date using an effective interest rate of 11.4%.
•$641 (US$512) cash payable on account of working capital true-up.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Three months ended	Year ended
	June 30, 2022	March 31, 2022	December 31, 2021

Balance, beginning of year	2,677	2,654	—
Addition	—	—	13,105
Paid in cash	—	—	(10,635)
Accretion	57	54	153
Foreign exchange translation (loss) gain	76	(31)	31
Balance, end of year	2,810	2,677	2,654

c) Acquisition of Aspire Care

On September 16, 2021 (the "Closing Date"), the Company acquired 70% of the voting equity interests of Pennsylvania based primary care group Aspire Health Concepts, Inc. (“Aspire Care”). The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Aspire Care workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$1,869 (US$1,475) cash paid on the Closing Date.
•$127 (US$100) cash payable within the next 9 months.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended	Three months ended	Year ended
	June 30, 2022	March 31, 2022	December 31, 2021

Balance, beginning of year	133	131	—
Addition	—	—	1,996
Paid in cash	—	—	(1,869)
Accretion	3	4	4
Foreign exchange translation (loss) gain	4	(2)	—
Balance, end of year	140	133	131

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

d) Acquisition of NeighborMD

On May 2, 2022 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Florida based Primary Care Clinic Group, NeighborMD (“NMD”). The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with NMD’s workforce and is expected to be fully deductible for tax purposes. Purchase consideration comprised of $10,194 (US$8,000) paid in cash at closing.

The allocated purchase price calculation is as follows:

$
Consideration – cash	3,538
Lease liabilities	4,887
Accounts payable and accrued liabilities	11,199
Total consideration	19,624

Identifiable assets acquired
Customer relationships	1,494
Brand and trademarks	1,556
Cash	6
Trade receivables	8,499
Prepaid expenses	200
Furniture, equipment and software	1,050
Right of use assets	5,063
Total identifiable assets acquired	17,868
Total goodwill	1,756
Total assets	19,624

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. NMD’s revenue and net loss for the period from the date of acquisition to June 30, 2022 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $7,964 and $1,109, respectively.If the acquisition had occurred on January 1, 2022, management estimates that consolidated revenue would have increased by $15,928 and net loss would have increased by $736 for the six months ended June 30, 2022.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
6. Purchase consideration payable

	June 30, 2022	December 31, 2021
	$	$
RCMA	—	774
Rocky Mountain	2,810	2,654
Aspire Care	140	131
	2,950	3,559

Allocated as:	$	$
Current	2,950	2,951
Non-current	—	608
	2,950	3,559

7. Trade and other receivables

	June 30, 2022	December 31, 2021
	$	$
Trade receivables	12,435	6,215
Harmonized sales tax recoverable	76	568
Security deposits	325	118
	12,836	6,901

Allocated as:	$	$
Current	11,591	5,858
Non-current	1,245	1,043
	12,836	6,901

The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at June 30, 2022, an expected credit loss of $149 has been recognized (December 31, 2021 - $887).

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
8. Property, plant and equipment

	Furniture	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$
Cost
As at December 31, 2021	205	78	655	313	1,251
Additions	—	—	41	13	54
Acquisition	184	—	640	210	1,034
Net exchange differences	3	1	10	4	18
As at June 30, 2022	392	79	1,346	540	2,357

Amortization
As at December 31, 2021	110	21	191	163	485
Depreciation	33	12	203	51	299
Net exchange differences	2	1	3	3	9
As at June 30, 2022	145	34	397	217	793

Net book value
As at December 31, 2021	95	57	464	150	766
As at June 30, 2022	247	45	949	323	1,564

9. Right-of-use assets and lease liabilities

Right of use assets

Premises leases	June 30, 2022
$
Beginning balance	15,695
Additions	1,505
Acquisition	5,063
Depreciation	(1,267)
Cancellation	(26)
Net exchange differences	233
Ending balance	21,203

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
Lease liabilities

June 30, 2022
$
Beginning balance	15,875
Additions	1,505
Acquisition	4,887
Interest expense	811
Lease payments	(1,596)
Cancellation	(323)
Net exchange differences	234
Ending balance	21,393

Allocated as:	$
Current	1,869
Non-current	19,524
21,393

During the six months ended June 30, 2022, the Company canceled two leases and as a result recognized a gain of $260 (US$ 205) in office and administration expenses recorded in the condensed interim consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2022.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average interest rate applied ranges from 8.8% to 12%.

10. Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non-compete clause	Computer software	Total intangible assets
	$	$	$	$		$
Cost
Balance, December 31, 2021	9,098	11,534	5,035	116	3,875	20,560
Acquisition	1,756	1,494	1,556	—	16	3,066
Net exchange differences	147	189	82	2	1	274
Balance, June 30, 2022	11,001	13,217	6,673	118	3,892	23,900

Amortization and impairment
Balance, December 31, 2021	359	2,548	—	42	3,097	5,687
Amortization	—	1,053	—	10	290	1,353
Net exchange differences	5	56	—	1	2	59
Balance, June 30, 2022	364	3,657	—	53	3,389	7,099

Net book value
As at December 31, 2021	8,739	8,986	5,035	74	778	14,873
As at June 30, 2022	10,637	9,560	6,673	65	503	16,801

As at June 30, 2022, no impairment indicators existed relating to goodwill.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
11. Accounts payable and accrued liabilities

	June 30, 2022	December 31, 2021
	$	$
Accounts payable	1,932	1,556
Accrued liabilities	7,334	5,131
	9,266	6,687

12. Redemption liability

The redemption liability of $419 as at June 30, 2022 relates to the put option of the non-controlling interests of Aspire. The put option allows the non-controlling interests of Aspire to sell their holdings to the Company. The put option was determined by discounting future earnings before income taxes, depreciation and amortization less obligations at a discount rate of 10.5%. The inputs, including the probability of certain outcomes being achieved with multiples ranging from 3 to 6, weighted probabilities ranging from 10%-70%, and an expected life of approximately 5.50 years, are classified as Level 3 in the fair value hierarchy. The fair value of the redemption liability was recognized on September 16, 2021 at $390, and as at December 31, 2021, the fair value was $402. As at June 30, 2022, the fair value was $419.

The liability is revalued at each period end, with the change in fair value recorded in the condensed interim consolidated statements of loss and comprehensive loss.

A 5% increase/decrease in the discount rate, a 5% increase/decrease to the EBITDA forecast and 5% increase/decrease in the probability factor will have the following impact on the fair value of the redemption liability as at June 30, 2022:

	Original	+5%	-5%
	$	$	$
Discount rate	407	316	531
EBITDA forecast	407	436	378
Probability factor	407	391	422

13. Discontinued operations

On December 15, 2021, the Company entered into an agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs, MedEval Clinic LLC (“MedEval”), Rae of Sunshine Health Services (“ROSH”) and New Jersey Alternative Medicine LLC ("NJAM") (“Legacy Business”). In accordance with the terms of the agreement, New Frontier Data purchased 100% of the Legacy Business for total cash consideration of $11,124 (US $8,628).

Payment terms included cash on closing of $5,157 (US $4,000), subject to customary working capital hold backs. The remaining balance will be paid over three installments at 12 months, 18 months and 24 months from the date of closing.

During the six months ended June 30, 2022, $316 (US $250) was received and accretion income of $128 (US $97) was recognized. Purchase consideration receivable of $5,990 has been recognized as of June 30, 2022 on the consolidated statements of financial position ($4,304 current, $1,686 non-current).

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
The financial performance information presented for the three and six months ended June 30, 2021 is summarized below and included in the condensed interim consolidated statements of loss and comprehensive loss as net income from discontinued operations:

	Three months ended	Six months ended
	June 30, 2021	June 30, 2021
	$
Revenue	3,036	5,852
Cost of sales	703	1,349
Salaries and wages	831	1,614
Office and administration	207	397
Marketing and business development	33	82
Professional fees	4	9
Rent	20	45
Depreciation and amortization	229	464
Interest on lease liabilities	22	48
Net income from discontinued operations	987	1,844

14. Loan payable

On April 27, 2020, the Company obtained a loan of $917 (US$653) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly installments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the condensed interim consolidated statements of loss and comprehensive loss.

The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the condensed interim consolidated statements of loss and comprehensive loss.

During the three and six months ended June 30, 2021, the Company recognized an amount of $14 as other income and $20 as accretion expense on the loan. On March 30, 2021, the Company recognized $853 as other income representing the write-off of the PPP loan after receiving approval of the forgiveness application.

On June 4, 2021, the Company obtained a loan of $969 (US$782) from Aon Reed Stenhouse Inc. for Directors and Officers insurance. The amortized cost approximates fair value. The loan carries an interest rate of 3.43% and repayments started from July 4, 2021 in equal monthly payments for ten months. During the six months ended June 30, 2022, the Company made payments in principal and interest of $256 and $2, respectively.

On May 5, 2022, the Company closed a debt facility of $25,485 (US$ 20,000) with Families-Backing-Families Credit Fund I, LP (“FLC”), a New York based lender. The terms of the facility allowed for the Company to draw down $12,743 (US$ 10,000) to fund the NMD acquisition including working capital. The unutilized facility of US$ 10,000 can be utilized to fund future acquisitions, as approved by the lender. The term of the facility is 3 years, with an annual coupon of the secured overnight financing rate (SOFR) plus 11% paid in cash. The unutilized

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
facility is also subject to a commitment fee of 3%. The principal will be amortized quarterly and subject to certain cash sweep triggers and a final balloon payment. The interest payments including commitment fee began in June 2022 and the principal repayment will begin from October 2022. The facility is secured through the Pledge and Security Agreement.

The Company may, at its discretion, pay back the lender in part or in full at any time during the term, without premium or penalty. FLC has received additional consideration of 4.5 million warrants priced at $1.17, which is considered to be issuance cost as explained under warrant liability in Note 15.

The company also incurred transaction cost of $2,438 on the debt which will be amortized over the term of the loan using effective interest method. During the three and six months ended June 30, 2022, the Company recognized interest expense of $445, and made payments in principal and interest of $0 and $199, respectively. As of June 30, 2022, the effective interest rate was 25.70%.

As per the terms of the FLC debt agreement, the Company has to maintain a minimum cash amount of US$ 2,250 and in case of a breach, the Company has 20 working days to remedy before triggering an event of default. As of June 30, 2022, the Company was not in compliance with the minimum cash covenant which is being remedied by the issuance of a non-brokered private placement offering of convertible debenture units at $1 per Debenture Unit for total initial gross proceeds of up to $2,000 which is subsequently upsized to $2,345. The closing of the upsized offering is expected to occur on or about August 17, 2022. The Company also obtained a limited waiver from FLC on breach of covenants to complete the financing.

On June 29, 2022, the Company obtained a loan of $487 (US$381) from AFCO to finance various insurance policies including medical malpractice insurance, general liability insurance and worker's compensation insurance. The amortized cost approximates fair value. The loan carries an interest rate of 6.78% per annum and repayments start from July 4, 2022 in equal monthly payments for ten months. During the three and six months ended June 30, 2022, the Company made no principal and interest payments.

15. Shareholders' equity
a)Authorized share capital

Unlimited number of voting common shares without par value. 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares.

b)Common and preferred shares issued

Common shares

	Number of common shares (000s)	Share Capital
	#	$
Balance, December 31, 2021	39,133	61,450
Shares issued on acquisition (i)	635	590
Shares issued against exercise of warrants (ii)	50	50
Exercise of stock options (iii)	4	2
Balance, June 30, 2022	39,822	62,092

(i)During the six months ended June 30, 2022, the Company issued 317,759 shares valued at $1.05 and 318,657 shares valued at $0.81 in settlement of consideration payable for the acquisition of RCMA.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

(ii)During the six months ended June 30, 2022, shareholders exercised 50,000 warrants at an exercise price with of $1.00 per share. The fair value of the warrants exercised amounting to $28 was reclassified from the Warrant reserve to Share Capital.

(iii)During the six months ended June 30, 2022, shareholders exercised 3,750 options at an exercise price with of $0.08 per share. The fair value of the options exercised amounting to $1 was reclassified from the option reserve to Share Capital.

Preferred shares

	Number of preferred shares (000s)	Share Capital
	#	$
Balance, December 31, 2021	275	6,237
Balance, June 30, 2022	275	6,237

During the three and six months ended June 30, 2022, the Company declared and paid dividends on its preferred shares which totaled $203 and $403, respectively.

Warrants

Warrant liability

On May 5, 2022 the Company granted 4,542 warrants with an exercise price of $1.17 to the lender, FLC, as part of the closing of the $25,485 debt facility. The expiry date of the warrants is May 5, 2025, with respect to that percentage of the warrants that is equal to the percentage of the amount of principal amount of the debt facility outstanding on May 5, 2023, compared to the amount outstanding on May 5, 2022, and the expiry date will be May 5, 2023, for the remaining warrants. Half (50%) of the warrants will be held in escrow and released in proportion to the pro rata percentage of the amount of any future draw downs. 2,271 warrants have been issued to FLC as at June 30, 2022 on account of 50% of the debt facility being drawn. Furthermore, of the 2,271 warrants issued 2,100 warrants have an expiry date of May 5, 2025, while the remaining issued warrants of 170 have an expiry date of May 5, 2023.

The issued warrants also give FLC the right to exercise the warrants using a cashless exercise feature. This feature gives FLC the right to use the value of a portion of warrant shares to pay the exercise price rather than payment in cash.

The inputs utilized in determining the fair value per warrant are classified as Level 1 in the fair value hierarchy. The fair value of the warrant liability was recognized on May 5, 2022. The liability will be revalued at each period end, with the change in fair value recorded in the condensed interim consolidated statements of loss and comprehensive loss.

As at June 30, 2022, the warrants with an expiry date of May 5, 2025 and May 5, 2023 have a fair value of $0.38 and $0.12 per warrant respectively. The warrants were valued using a Black-Scholes model using an expected life ranging from 0.8 to 3 years, risk-free interest rate ranging from 2.67% to 3.09%, share price ranging from $0.63 to $1.14, volatility ranging from 88.0% to 120.0% and a dividend yield of 0%.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
The table below shows the continuity of the warrant liability.:

	Number of Warrants (000s)	Amount
	#	$
Balance, December 31, 2021	—	—
Granted	2,271	1,727
Change in fair value	—	(911)
Balance, June 30, 2022	2,271	816

A summary of the warrant activity for the periods ended June 30, 2022 and 2021 is as follows:

	Number of Warrants (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2020	4,835	1.25
Exercised	1	4.00
Expired	(965)	1.36
Balance, June 30, 2021	3,871	1.23

Balance, December 31, 2021	3,719	1.23
Granted	2,271	1.17
Exercised	(50)	1.00
Expired	(133)	3.97
Balance, June 30, 2022	5,807	1.15

At June 30, 2022, a summary of warrants outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
	#	$	Years
$0.70-$1.00	5,585	1.08	1.81
$2.35-$2.50	88	2.35	0.39
$4.00-$5.00	134	5.00	0.5
	5,807	1.15	1.77

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
Stock Options

A summary of the options activity for the periods ended June 30, 2022 and 2021 is as follows:

	Number of Options (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2020	2,594	2.17
Granted	289	7.64
Exercised	(79)	1.27
Forfeiture	(48)	1.79
Expired	(3)	2.29
Balance, June 30, 2021	2,753	2.78

Balance, December 31, 2021	2,442	3.09
Exercised	(4)	0.41
Forfeitures	(349)	3.71
Expired	(39)	2.50
Balance, June 30, 2022	2,050	3.01

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price (outstanding)	Weighted Average Remaining Life	Number exercisable (000s)	Weighted Average Exercise Price (exercisable)
	#	$	Years	#	$
$0.41 - $2.20	801	0.76	2.42	444	0.69
$2.21 - $4.70	921	3.67	3.02	761	3.63
$4.71 - $6.50	178	5.80	1.84	178	5.80
$6.51 - $9.00	150	7.59	1.22	150	7.59
	2,050	3.01	2.55	1,533	3.42

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

During the three and six months ended June 30, 2022, $nil and $244 respectively, (three and six months ended June 30, 2021 ($361 and $1,410, respectively) has been recognized as share-based compensation expense.The fair value of the granted options during the period ended June 30, 2021 was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 0.68%, share price ranging from $6.30 to $8.90, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%.

DSUs

On December 13, 2021, the Company issued 93,518 DSUs at a grant price of $1.78. The DSUs vest once an independent director leaves the Company and the Company has used an estimated three year vesting period to determine the share-based compensation expense. During the three and six months ended June 30, 2022, $14 and $34, respectively, has been recognized as share-based compensation expense (three and six months ended June 30, 2021 - $nil).

16. Related party disclosures

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer & Interim Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.

The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Salary and short-term employee benefits	587	522	1,091	745
Share based compensation	16	180	312	302
Directors’ fees	(19)	54	96	131
	584	756	1,499	1,178

In addition, accounts payable and accrued liabilities include a short-term loan from shareholder amounting to $180 (June 30, 2021: $0). The loan bears an interest rate of Bank of Canada’s prime rate plus 2.5% per annum, is unsecured and is due on demand.
17. Segmented information

The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The United States segment for the three and six months

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
ended June 30, 2021 was adjusted to account for the sale of the Legacy Business, as disclosed in note 13. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

Three months ended June 30, 2022	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	16,011	66	16,077
Cost of Sales	12,106	—	12,106
Gross profit	3,905	66	3,971
Total operating expenses	8,948	1,688	10,636
Loss from continuing operations	(5,043)	(1,622)	(6,665)

Foreign exchange gain	(143)	(1,171)	(1,314)
Change in fair value of financial liabilities	(173)	(911)	(1,084)
Accretion on purchase consideration payable and receivable	12	—	12
Interest on lease liabilities	410	35	445
Interest on long term debt	445	—	445
Net loss from continuing operations	(5,594)	425	(5,169)

Six months ended June 30, 2022	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	23,663	126	23,789
Cost of Sales	16,392	—	16,392
Gross profit	7,271	126	7,397
Total operating expenses	17,687	3,958	21,645
Loss from continuing operations	(10,416)	(3,832)	(14,248)

Foreign exchange gain	(143)	(662)	(805)
Change in fair value of financial liabilities	(266)	(911)	(1,177)
Accretion on purchase consideration payable and receivable	(47)	—	(47)
Interest on lease liabilities	741	70	811
Interest on long term debt	445	—	445
Net loss from continuing operations	(11,146)	(2,329)	(13,475)

As at June 30, 2022	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	51,468	1,668	53,136
Total assets	70,208	2,015	72,223
Total liabilities	43,066	2,127	45,193

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)

Three months ended June 30, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	6,836	41	6,877
Cost of Sales	3,067	—	3,067
Gross profit	3,769	41	3,810
Total operating expenses	6,439	2,477	8,916
Loss from continuing operations	(2,670)	(2,436)	(5,106)

Foreign exchange loss	—	430	430
Net gain on debt settlement			—
Change in fair value of financial liabilities	(26)	—	(26)
Accretion on purchase consideration payable	69	—	69
Interest on lease liabilities	221	—	221
Other income			—
Net loss from continuing operations	(2,934)	(2,866)	(5,800)
Net income from discontinued operations	987	—	987
Net income (loss)	(1,947)	(2,866)	(4,813)

Six months ended June 30, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	8,948	103	9,051
Cost of Sales	4,041	—	4,041
Gross profit	4,907	103	5,010
Total operating expenses	8,594	5,258	13,852
Loss from continuing operations	(3,687)	(5,155)	(8,842)

Foreign exchange loss	—	699	699
Change in fair value of financial liabilities	(63)	—	(63)
Accretion on purchase consideration payable	133	—	133
Interest on lease liabilities	312	—	312
Other income	(870)	—	(870)
Net loss from continuing operations	(3,199)	(5,854)	(9,053)
Net income from discontinued operations	1,844	—	1,844
Net income (loss)	(1,355)	(5,854)	(7,209)

As at December 31, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	42,366	2,000	44,366
Total assets	57,573	7,874	65,447
Total liabilities	24,989	1,851	26,840

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in thousands of Canadian dollars) (Unaudited)
18. Subsequent events

On August 8, 2022. the Company announced the offering of a non-brokered private placement (the “Offering”) of convertible debenture units (the “Debenture Units”) at C$1,000 per Debenture Unit for total gross proceeds of up to C$2 million.

Each Debenture shall be in the principal amount of C$1,000 and shall bear interest at the rate of 8% per annum, which can be paid quarterly in shares, and shall have a maturity date of February 15, 2025. Each Debenture shall be convertible into 1,111 common shares of the Company at C$0.90 (“Common Shares”). Upon issuance of the Debenture a holder shall also receive 1,111 share purchase warrants (the “Warrants”) of the Company. Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at a price of C$1.35 per share for a period 24 months from the date of issuance of the Debentures provided that if after the date that is four months and one day after the issuance of the Warrants, the Common Shares trade at a price of at least C$1.60 for 10 consecutive trading days on the Company’s primary stock exchange, the Company can deliver a notice and accelerate the expiry date of the Warrants to the date that is 30 days after the date on which such notice of acceleration is provided. If the Common Shares trade at C$2.00 for 10 consecutive trading day, the Company may, at its option, convert the Debenture to shares at the same conversion terms of C$0.90, upon delivery of a conversion notice to the holders. The proceeds received by the Company from the Offering will be used for general working capital purposes. The closing of the Offering is expected to occur on or about August 15, 2022 (the “Closing Date”) and is subject to regulatory approvals, including approval of the applicable Canadian securities regulatory authorities and the TSX-V.